Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) of Newell Rubbermaid Inc. for the registration of debt securities, preferred stock, common stock, warrants, stock purchase contracts, and stock purchase units and to the incorporation by reference therein of our reports dated March 1, 2011, with respect to the consolidated financial statements and schedule of Newell Rubbermaid Inc., and the effectiveness of internal control over financial reporting of Newell Rubbermaid Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
May 16, 2011
Atlanta, Georgia